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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
0-29741
125178
NOTIFICATION OF LATE FILING
(Check One): /X/ Form* / / 10-K Form / / 20-F Form / / 11-K Form / / 10-Q
Form N-SAR   *for Form 10-KSB
For Period Ended: September 30. 2000_____________________

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________

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PART I - REGISTRANT INFORMATION
CE Software, Inc.__________________________________________________________
Full Name of Registrant
N/A________________________________________________________________________
Former Name if Applicable
1801 Industrial Circle_____________________________________________________
Address of Principal Executive Office (Street and Number)
West Des Moines, IA 50265__________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
     The Registrant's independent accountant has not completed the procedures necessary to furnish the required independent auditor's report on the financial statements of the Registrant, due in part to the fact that the Registrant was previously a subsidiary of CE Software Holdings, Inc. (now known as Lightning Rod Software, Inc.) that was recently spun off from the parent company and has not had sufficient time to prepare the necessary information for the auditors to review for this report. Thus, the Registrant requires additional time to complete and file its 10-KSB for the fiscal year ended September 30, 2000. For the reasons set forth above, the Registrant cannot timely file its Annual
Report on Form 10-KSB without unreasonable effort or expense. The Registrant is in the process of completing these financial statements and management believes that they will be completed after December 29, 2000 but on or before January 13,
 2001.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John S. Kirk_______
(Name)
(515)__________
(Area Code)
221-1801______
(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No
________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/ / Yes /X/No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CE Software, Inc._________
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date___December 29, 2000___ By /S/ John S. Kirk_____________________________

                          John S. Kirk, President


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